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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONEX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8310 S. VALLEY HIGHWAY, SUITE 110
(No. and Street)

ENGLEWOOD (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE., (Address) DAYTONA BEACH SHORES, (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, JONATHAN MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARSONEX SECURITIES, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 27 2019

Washington, DC

Signature

PRESIDENT/CEO

Title

Notary Public

Jessica Lankes
Notary Public
State of Colorado
Notary ID 20074032974
Commission Expires August 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2018

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of PARSONEX SECURITIES, INC.

Opinion on the Financial Statements

We have audited the financial statements of PARSONEX SECURITIES, INC. ("Company") which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as PARSONEX SECURITIES, INC.'s auditor since 2015.
February 20, 2019

PARSONEX SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		For Year Ended December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	43,086
Commissions receivable		19,437
Due from Officer		-
Prepaid expenses		541
Deposits		13,318
Furniture and equipment, net of accumulated depreciation of $17,704		2,835
Total current assets		79,217
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	79,217
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued payroll liabilities	$	-
Deferred rent		3,185
Accounts payable		30,322
Total current liabilities		33,507
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding		18,550
Additional paid in capital		96,450
Accumulated Deficit		(69,290)
Total Stockholders' Equity		45,710
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	79,217

See notes to financial statements and auditors' report.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
PARSONEX SECURITIES, INC. ("Company") was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company's activities are manly in selling mutual funds and variable annuity products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract s identified performance obligations have been satisfied. There were no unsatisfied performance obligation at December 31, 2018. The Company recognizes revenue on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United State of America. For many of the Company's financial instruments, including cash, receivables, other assets, commissions, salaries payable, and accounts payable, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

PARSONEX SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018

Note 1 **Organization and Summary of Significant Accounting Policies – Continued**

Sale of Common Stock
The Company did not sell any additional shares during 2018.

Stock-based compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company had no stock-based compensation for 2018.

Property and equipment
Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2018, the Company had a fixed asset balance, consisting of office furniture and computer equipment, of $20,539, with corresponding accumulated depreciation of $17,704. Depreciation expense for 2018 was $2,780.

Accounts receivable
The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. The company has a commission receivable in the amount of $19,437. At December 31, 2018, the Company had no balance in its allowance for doubtful accounts.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2018.

Note 3 **Commitments, Contingencies, and Related Party Transactions – Building Lease**

The Company entered into a new lease agreement in March 2014, for a term of 65 months through August 31, 2019. The lease required a security deposit of $13,318, rent of approximately $3.900 per month and granted an abatement of rent for the first five months of the lease. The abatement resulted in deferred rent expense of $3,185 as of December 31, 2018. Rent expense in 2018 was $48,238.

The future minimum payments under the lease by year are as follows:

2019	$ 30,499
2020	0
Total	$ 30,499

Note 4 **Income Taxes**

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. As of December 31, 2018, the Company has approximately $69,000 in net operating losses to carryforward for federal and state income tax purposes. They begin expiring in 2033. The deferred tax asset resulting from these loss carryforward of $23,460 has been offset by a 100% valuation allowance. The change in the valuation allowance for the year ended December 31, 2018 was $2,200, based on the federally enacted income tax rate of 34%.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2018, the Company has net allowable capital of $29,015 which exceeded the required net capital by $24,015.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.